BAKER & MCKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC


05008249

File No. 82-34816
May 11, 2005

VIA AIR MAIL

Securities and Exchange Commi
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

- Notice of Personnel Change (Dated April 15, 2005)
- Notice of Adjustment to the Forecast of Operating Results (Non-Consolidated) for the Year Ended March 31, 2005 (Dated April 27, 2005)

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: The Bank of New York
cc: SEGA SAMMY HOLDINGS INC. (w/o encl.)

(Translation)

File No. 82-34816

April 15, 2005

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa, Executive Officer
(TEL: 03-6215-9955)

Notice of Personnel Change

Notice is hereby given that SEGA SAMMY HOLDINGS INC. implemented a personnel change as of April 15, 2005, as described below:

Description

1. Personnel change

(as of April 15, 2005)

New Title	Name	Former Title
Executive Officer General Manager Secretary Office	Masakimi Hotta	-

- END -

(Translation)

File No. 82-34816
April 27, 2005

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi,
Chairman, President and Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Koichi Fukazawa,
Executive Officer
(TEL: 03-6215-9955)

Notice of Adjustment to the Forecast of Operating Results (Non-Consolidated) for the Year Ended March 31, 2005

SEGA SAMMY HOLDINGS INC. (the "Company") hereby makes amendment to the forecast of operating results for the year ended March 31, 2005 (from April 1, 2004 to March 31, 2005) publicized on October 1, 2004, as described below:

1. Forecast of non-consolidated operating results:

Year ended March 31, 2005 (from October 1, 2004 to March 31, 2005) (million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	2,294	(-) 178	(-) 220
Adjusted forecast (B)	2,950	120	60
Amount of increase or decrease (B-A)	(-) 656	(-) 298	(-) 280
Rate of increase or decrease	(-) 22.2%	(-) 248.3%	(-) 466.7%
(For reference) Year ended March 31, 2004	-	-	-

<Reasons for the adjustment>

SEGA SAMMY HOLDINGS INC. (the "Company"), which was established as a pure holding company by management integration of SEGA CORPORATION and Sammy Co., Ltd. (the "Operating Companies") as of October 1, 2004, has engaged in integrated management of

its group companies. All expenses for integrated management of the Group incurred by the Company are provided for by the management service fees collected from the Operating Companies. During the business year under review, the actual expenses therefore were less than projected. Consequently, the management service fees collected from the Operating Companies decreased and as a result, net sales decreased.

In addition, with the rapid progress of exercise of the stock acquisition rights attached to the "Yen Denominated Guaranteed Convertible Bonds-Type Bonds with Stock Acquisition Rights due 2009" issued on October 29, 2004, new share issuing expenses (non-operating expenses) increased. Consequently, ordinary income and net income decreased.

However, due to a decrease in the management service fees paid by the Operating Companies in an amount equivalent to the decrease in the net sales of the Company and other reasons, the adjustment made herein will have no significant effect on the consolidated business results of SEGA SAMMY HOLDINGS INC. scheduled for publication on May 24, 2005.

2. Year-end dividends for the year ended March 31, 2005

As publicized on March 16, 2005, due to favorable performances during the business under review and steady development of restructuring of its operations under its three-year medium-term business plan for the period up to March 31, 2007, the Company expects ordinary income to exceed ¥100,000 million earlier than initially projected. By taking these factors into account, to thank the shareholders for their continued support, the Company plans to pay a dividend of ¥20 per share to commemorate the establishment of SEGA SAMMY HOLDINGS INC., in addition to a year-end dividend of ¥40 per share, totaling ¥60 per share, to the shareholders registered as of March 31, 2005.

- END -